EXHIBIT 99.1

Hydrogenics Reports Second Quarter 2013 Results

58% Growth in Revenues and 70% Improvement in Gross Profit Over Six Months

MISSISSAUGA, Ontario, Aug. 1, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported second quarter 2013 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"We continued to execute our growth strategy this quarter, with revenue up sharply year-over-year and solid gross margins," said Daryl Wilson, President and Chief Executive Officer. "Our target markets are expanding and we are dedicated to reaching profitability as soon as possible. While some lumpiness remains from quarter to quarter due to order timing, we are bidding on a significant number of energy storage projects, industrial applications, and fuel cell power modules and anticipate the second half of 2013 should see a strengthening of bookings and revenue. In the past few months, we have continued to showcase our unique hydrogen-based energy storage solutions in both North America and Europe, and we have continued working with CommScope to secure additional backup power orders. We are also pursuing fuel cell mobility applications and providing power modules as part of our long-term propulsion-related supply agreement. Overall, our balance sheet is strong and our focus on improved bottom line results unwavering."

Highlights for the Quarter Ended June 30, 2013 (compared to the quarter ended June 30, 2012, unless otherwise noted)

  Revenue increased 18% to $9.8 million, reflecting higher bookings within Hydrogenics' Power Systems business unit partially offset by lower results from the OnSite Generation business unit.

  During the quarter, Hydrogenics announced an order for a 1 Megawatt Proton Exchange Membrane ("PEM") energy storage system for the City of Hamburg, Germany. This "Power-to-Gas" facility will be run by E.ON, one of the world's largest integrated power and gas companies and an existing customer of Hydrogenics.

  As previously disclosed, $6.9 million was raised by the Company from an underwritten share offering of 891,250 shares that closed in the second quarter of 2013. After underwriting fees and expenses the company realized $6.1 million in cash from the offering.

  Hydrogenics secured $4.7 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in an order backlog of $49.9 million as of June 30, 2013. Order backlog movement during the second quarter (in $ millions) was as follows:
	Mar. 31, 2013	Orders	Orders	Jun. 30, 2013
	Backlog	Received	Delivered	Backlog

OnSite Generation	$ 14.8	$ 3.4	$ 4.9	$ 13.3
Power Systems	40.2	1.3	4.9	36.6
Total	$ 55.0	$ 4.7	$ 9.8	$ 49.9
  Gross profit was $2.6 million, or 26.3% of revenue, a 8.5 percentage point increase year-over-year, primarily reflecting improved product mix of higher-margin Power Systems business.

  Cash Operating Costs1 were $3.8 million for the quarter, an increase of 11% compared to the second quarter of 2012, primarily resulting from net R&D expense, which increased 28% year-over-year in line with product development.

  The Company's Adjusted EBITDA2 loss increased by $0.9 million to $3.2 million for the reasons noted above as well as the impact of the incremental cost of compensation expense tied to the Company's stock price (restricted stock units, or "RSU," and deferred share units, or "DSU" plans), which increased by $1.5 million to $1.8 million from $0.3 million in the second quarter of 2012. These amounts are not reflected in Hydrogenics' definition of cash operating costs.

  The Company exited the second quarter with $16.0 million of cash and restricted cash, a $3.8 million increase over March 31, 2013, reflecting: (i) $6.1 million of net proceeds from the underwritten share issue; (ii) $0.7 million of proceeds from warrant and stock option exercises; and (iii) a $1.5 million decrease in non-cash working capital; partially offset by (iv) $2.4 million of cash used in operations; (v) $1.7 million repayment of operating borrowings and government contributions; and (vi) $0.3 million of negative foreign exchange resulting from the devaluation of the euro relative to the US dollar; and (vi) $0.3 million of other items.

Highlights for the Six months Ended June 30, 2013 (compared to the six months ended June 30, 2012, unless otherwise noted)

  Revenue of $22.1 million, an increase of 58%, reflecting higher shipments within Hydrogenics' Power Systems group including  backup power orders for CommScope and initial revenue from the Company's previously-announced propulsion system contract.

  Gross profit was $6.1 million, or 27.7% of revenues, a 11.4 percentage point increase over 2012, primarily reflecting improved product mix tied to the higher proportion of Power Systems revenue versus the prior-year period.

  Cash operating costs1 were $7.6 million, reflecting a $0.5 million increase in selling, general, and administrative costs associated with increased overall commercial activities.

  Adjusted EBITDA2 loss improved by $1.4 million to $4.0 million, primarily reflecting: (i) the improved margins noted above; partially offset by (ii) a $2.2 million increase in costs and fair value adjustments within the Company's DSU and RSU plans, indexed to Hydrogenics' share price; and (iii) the $0.6 million increase in cash operating costs noted above.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses adjusted EBITDA as a useful measure of cash flows.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EDT on August 1, 2013 to review the second quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation Consolidated Interim Balance Sheets (in thousands of US dollars) (unaudited)

	June 30	December 31
	2013	2012
Assets
Current assets
Cash and cash equivalents	$ 12,345	$ 13,020
Restricted cash	2,867	3,039
Trade and other receivables	3,808	5,615
Grants receivable	--	16
Inventories	12,282	12,213
Prepaid expenses	689	915
	31,991	34,818
Non-current assets
Restricted cash	800	743
Property, plant and equipment	1,415	1,399
Intangible assets	90	107
Goodwill	4,972	5,021
	7,277	7,270
Total assets	$ 39,268	$ 42,088
Liabilities
Current liabilities
Trade and other payables	11,647	11,946
Warranty provisions	1,338	1,252
Deferred revenue	6,498	11,597
Warrants	1,426	1,545
	20,909	26,340
Non-current liabilities
Other non-current liabilities	2,273	2,384
Non-current warranty provisions	770	556
Non-current deferred revenue	7,941	8,576
Total liabilities	31,893	37,856
Equity
Share capital	332,634	323,513
Contributed surplus	18,186	17,995
Accumulated other comprehensive loss	(1,101)	(999)
Deficit	(342,344)	(336,277)
Total equity	7,375	4,232
Total equity and liabilities	$ 39,268	$ 42,088

Hydrogenics Corporation Consolidated Interim Statements of Operations and Comprehensive Loss (in thousands of US dollars, except share and per share amounts) (unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Revenues	$ 9,771	$ 8,259	$ 22,083	$ 13,983
Cost of sales	7,205	6,787	15,975	11,706
Gross profit	2,566	1,472	6,108	2,277

Operating expenses
Selling, general and administrative expenses	4,875	3,221	8,497	6,174
Research and product development expenses	1,080	843	2,018	1,992
	5,955	4,064	10,515	8,166
Loss from operations	(3,389)	(2,592)	(4,407)	(5,889)

Finance income (expenses)
Interest income	--	6	7	12
Interest expense	(94)	(84)	(186)	(153)
Foreign currency gains	239	28	354	230
Foreign currency losses	(87)	(183)	(299)	(372)
Other finance gains (losses), net	(1,185)	(320)	(1,536)	(154)
Finance income (loss), net	(1,127)	(553)	(1,660)	(437)

Loss before income taxes	(4,516)	(3,145)	(6,067)	(6,326)
Income tax expense	--	--	--	--
Net loss for the period	(4,516)	(3,145)	(6,067)	(6,326)

Other comprehensive income, net of tax
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	196	(503)	(102)	(227)
Other comprehensive loss for the period, net of tax	196	(503)	(102)	(227)

Comprehensive loss for the period	$ (4,320)	$ (3,648)	$ (6,169)	$ (6,553)

Net loss per share
Basic and diluted	$ (0.53)	$ (0.42)	$ (0.74)	$ (0.90)

Weighted average number of common shares outstanding	8,542,637	7,462,012	8,194,937	7,033,830

Hydrogenics Corporation Consolidated Interim Statements of Cash Flows (in thousands of US dollars) (unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (4,516)	$ (3,145)	$ (6,067)	$ (6,326)
Increase in restricted cash	340	(321)	115	(859)
Items not affecting cash:
Amortization and depreciation	204	260	402	464
Other finance losses (gains), net	1,185	320	1,536	154
Unrealized foreign exchange (gains) losses	(31)	165	80	(29)
Stock-based compensation	166	148	341	328
Portion of borrowings recorded as a reduction from research and development expenses	--	(520)	--	(520)
Accreted non-cash interest	82	106	171	127
Liabilities for compensation indexed to share price	1,811	264	2,212	381
Net change in other non-cash working capital	(121)	(1,320)	(5,802)	(515)
Cash used in operating activities	(880)	(4,043)	(7,012)	(6,795)

Investing activities
Purchase of property, plant and equipment	(220)	(128)	(409)	(308)
Purchase of intangible assets	--	(2)	--	(4)
Cash used in investing activities	(220)	(130)	(409)	(312)

Financing activities
Payment of post-retirement benefit liability	(22)	(23)	(49)	(50)
Payment of repayable government contributions	(250)	(150)	(250)	(188)
Proceeds of operating borrowings	--	843	1,412	1,511
Repayment of operating borrowings	(1,412)	--	(1,412)	--
Common shares issued, warrants and options exercised, net of issuance costs	6,811	4,851	7,234	4,851
Cash provided by financing activities	5,127	5,521	6,935	6,124

Effect of exchange rate fluctuations on cash and cash equivalents held	135	(312)	(189)	(114)
Increase (decrease) in cash and cash equivalents during the period	4,162	1,036	(675)	(1,097)
Cash and cash equivalents - Beginning of period	8,183	5,652	13,020	7,785
Cash and cash equivalents - End of period	$ 2,345	$ 6,688	$ 12,345	$ 6,688

CONTACT: Hydrogenics Contacts:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com